EXHIBIT 99.1

Ultrapetrol Reports Financial Results for Third Quarter and First Nine Months 2007

First Nine Months 2007 Revenues Increase to $163.9 Million, a 28 Percent Rise Over 2006

NASSAU, Bahamas, Nov. 13, 2007 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four core markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced financial results for the third quarter and first nine months ended September 30, 2007.

"In the first nine months of the year we have taken important steps to implement our strategy," said Felipe Menendez, Ultrapetrol's President and Chief Executive Officer. "We have ordered the equipment and bought the land for our new shipyard to build barges cost effectively in the future. We also have confirmed the orders for four Platform Supply Vessels to be built in India and two more in China, with an option for two more. In our Ocean Business, we have acquired two new double hull product carriers, sold our Princess Marina after completion of her service in Chile and have added one capesize vessel to our existing fleet which begins its operations in a very strong international market. We have also secured through Forward Freight Agreements part of the earnings of our capesize fleet for 2008 at a level substantially above what they have earned in 2007. Finally, we have also sold our largest passenger vessel, the New Flamenco, following our previously announced intention in respect of this non-core part of our business. This divestiture has generated a good return on our investment in this vessel."

First Nine Months 2007 Highlights:

  * First nine months 2007 revenues of $163.9 million were 28% higher than first nine months 2006 revenues of $127.7 million.

  * First nine months 2007 EBITDA was $43.3 million, 12% lower than first nine months 2006 EBITDA of $49.3 million. First nine months
    2007 EBITDA includes a non-cash mark-to-market net loss on Forward
    Freight Agreement ("FFA") hedges result of $(14.3) million.
    Excluding this item, first nine months 2007 EBITDA is $57.6 million, $8.3 million or 17% higher than the comparable EBITDA for first nine months 2006.

  * Net loss for first nine months 2007 was $(1.8) million, or earnings per share ("EPS") of $(0.06), compared to net income of
    $13.3 million, or EPS of $0.86, in the first nine months of 2006.
    The Company's first nine months 2007 net loss includes various items that may not be included in the published estimates of the
    Company's financial results by certain securities analysts. Such items and their effects on first nine months 2007 reported results are as follows:

      -- An unrealized non-cash mark-to-market net loss on FFA hedges of $(14.3) million, or $(0.46) per share.

      -- A deferred income tax charge of $(3.6) million, or $(0.12)
         per share, from unrealized foreign currency exchange rate
         gains on U.S. Dollar denominated debt of our Brazilian
         subsidiary in the Offshore Supply Business.

  * The net income for the first nine months 2007, excluding the effect of both items here above, is $16.1 million, or $0.52 per share, compared with $13.3 million, or $0.86 per share, in the same period of 2006.

Total revenues for the first nine months and third quarter 2007 were $163.9 million and $63.1 million, respectively, compared with $127.7 million and $50.6 million, respectively, in the same periods of 2006.

EBITDA for the first nine months and third quarter 2007 were $43.3 million and $10.5 million respectively, compared with $49.3 million and $21.3 million respectively, in the same periods of 2006. The 2007 EBITDA includes a non-cash loss of $14.3 million and $11.2 million for the first nine months and third quarter respectively. EBITDA for the first nine months and third quarter 2007, excluding the effect of above items, is $57.6 million and $21.7 million respectively.

Earnings for the first nine months and third quarter 2007 were a loss of $(1.8) million or $(0.06) per share and a loss of $(4.7) million or $(0.15) per share, respectively, compared with income of $13.3 million or $0.86 per share and income of $8.0 million or $0.51 per share, respectively, during the same periods in 2006. The 2007 results include a non-cash mark-to-market net loss on FFA hedges of $(14.3) million or $(0.46) per share and $(11.2) million or $(0.34) (first nine months and third quarter respectively) and a deferred income tax charge of $(3.6) million or $(0.12) per share and $(1.2) million or $(0.04) per share from unrealized foreign currency exchange rate gains on U.S. Dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business (first nine months and third quarter respectively). Net Income for the first nine months and third quarter 2007, excluding the effect of both above items, is a gain of $16.1 million or $0.52 per share and $7.7 million or $0.23 per share, respectively.

Business Segment Highlights

River

The Company experienced an 18% increase in volume of cargo loaded in the first nine months of 2007 as compared to the equivalent period of 2006, thus confirming the trend for volume growth experienced in the first half of 2007. The River Segment EBITDA was $15.9 million in the first nine months of 2007 or 4% higher than the $15.2 million experienced in the first nine months of 2006.

Following the addition of 33 barges and one pushboat which commenced service in August 2007, we have acquired in the USA 12 additional barges with the view of putting together a second load out of 33 barges and one pushboat in the first quarter 2008. Consistent with the expected growth in volumes the Company expects to add substantial further capacity in the future through its new shipyard and the barge expansion plans previously announced.

Offshore Supply

We confirmed the orders for two more vessels (with an option for further two) to be built in China for delivery starting in the second half of 2009. This order is subject to the issuance of an acceptable refund guarantee by the shipyards' bank. The vessels to be built in China are approximately 20% larger than the PSVs we currently own.

The Offshore Supply Segment generated an EBITDA of $15.7 million in the first nine months of 2007, or 71% higher than the $9.2 million generated in the equivalent period of 2006.

Ocean

The Ocean Segment generated an EBITDA of $6.3 million in the first nine months of 2007, including a non-cash mark-to-market net loss on FFA hedges of $(14.3) million. Total EBITDA for this segment, excluding this effect, is $20.6 million, compared to $17.8 million in the first nine months of 2006, a 15% improvement.

MT Amadeo entered service in South America at the end of August 2007. In connection with our previous announcement regarding the sale of the Princess Marina, we delivered the vessel to her buyers on the October 11, 2007.

On October 19, 2007 we entered into a contract to purchase a capesize vessel of 166,000 tons DWT mv Peace Glory to be renamed Princess Marisol which has been delivered by the sellers today.

In the third quarter of 2007, the Ocean Segment produced a negative EBITDA of $(5.2) million which, excluding the effect of the non-cash mark-to-market net loss on FFA hedges of $(11.2) million, would have been $6.1 million compared with $6.0 million on the third quarter 2006, or a 3% increase. During the third quarter of 2007, the Princess Susana was out of service for 13 days due to a technical off-hire, which reduced our revenues in the quarter by approximately $0.4 million partially compensated by our loss of hire insurance.

Passenger

Our Passenger Business generated EBITDA of $3.0 million and $4.2 million in the first nine months and third quarter of 2007, respectively, compared with EBITDA of $6.8 million and $4.6 million, respectively, in the same periods of 2006.

On October 22, 2007 we entered into a contract to sell our largest passenger vessel New Flamenco for a gross price of $24.3 million. We delivered the vessel to her new owners on November 6, 2007.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the performance of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, November 14, 2007, at 10:00 a.m. ET. Interested parties may participate in the live conference call by dialing 1-888-282-0172 (toll-free U.S.) or +1-210-839-8513 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A simultaneous audio webcast of the call also will be available in the Investor Relations section of Ultrapetrol's Web Site, http://www.ultrapetrol.net. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call. A replay of the call will be available for one week via telephone and on Ultrapetrol's Web site starting approximately one hour after the call ends. The replay can be accessed at 1-800-879-7630 (toll-free U.S.) or +1-203-369-4000 (outside of the U.S.); passcode: ULTR.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. More information on the company can be found at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

The following tables set forth Ultrapetrol's summary unaudited condensed consolidated financial information and other operating data. You should carefully read the company's audited consolidated financial statements, and the information set forth in Ultrapetrol's 2006 Annual Report on Form 20-F, as filed with the Securities and Exchange Commission under "Management's discussion and analysis of financial condition and results of operations" for additional financial information about the Company. Ultrapetrol derived its summary unaudited condensed consolidated statement of income data for the nine months ended September 30, 2007 and 2006 and for the third quarter ended September 30, 2007 and 2006, from its unaudited consolidated financial statements filed on Form 6-K. Please refer to the footnotes to Ultrapetrol's unaudited condensed consolidated financial statements for a discussion of the basis on which the Company's consolidated financial statements are presented.

ULTR-F

                 CONDENSED CONSOLIDATED BALANCE SHEETS
      (Stated in thousands of U.S. dollars, except per value
                        and share amounts)

                                            At Sept. 30,
                                                2007       At Dec. 31,
                                             (Unaudited)      2006
                                              ---------    ---------
 ASSETS

  CURRENT ASSETS

   Cash and cash equivalents                  $  59,144    $  20,648
   Accounts receivable, net of allowance for
    doubtful accounts of $244 and $709
    in 2007 and 2006, respectively               16,051       17,333
   Receivables from related parties               4,064        3,322
   Marine and river operating supplies            3,115        3,020
   Prepaid expenses                               4,983        2,530
   Other receivables                             10,425        7,917
                                              ---------    ---------
    Total current assets                         97,782       54,770
                                              ---------    ---------
  NONCURRENT ASSETS

   Other receivables                              4,980        6,368
   Receivables from related parties               1,995        2,280
   Restricted cash                                9,636        1,088
   Vessels and equipment, net                   418,860      333,191
   Dry dock                                       8,963        9,673
   Investment in affiliates                       2,739        2,285
   Intangible assets                              3,159        3,748
   Goodwill                                       5,015        5,015
   Other assets                                   5,659        6,014
   Deferred tax assets                            2,191        1,947
                                              ---------    ---------
    Total noncurrent assets                     463,197      371,609
                                              ---------    ---------
    Total assets                              $ 560,979    $ 426,379
                                              =========    =========

 LIABILITIES, MINORITY INTEREST AND
  SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES

   Accounts payable                           $  15,984    $  13,491
   Payable to related parties                        --          420
   Accrued interest                               5,977        1,691
   Current portion of long-term financial debt    7,108        4,700
   Other payables                                 3,606        2,469
                                              ---------    ---------
    Total current liabilities                    32,675       22,771
                                              ---------    ---------
  NONCURRENT LIABILITIES

   Long-term debt                               180,000      180,000
   Financial debt, net of current portion        83,726       34,294
   Deferred tax liability                        10,091        6,544
   Other payables                                    --          250
                                              ---------    ---------
    Total noncurrent liabilities                273,817      221,088
                                              ---------    ---------
    Total liabilities                           306,492      243,859
                                              ---------    ---------

  MINORITY INTEREST                               3,506        3,091
                                              ---------    ---------

  SHAREHOLDERS' EQUITY
   Common stock, $.01 par value: 100,000,000
    authorized shares; 33,443,030 and
    28,346,952 shares issued and outstanding
     in 2007 and 2006, respectively                 334          283
   Additional paid-in capital                   266,243      173,826
   Accumulated earnings (losses)                  3,401        5,231
   Accumulated other comprehensive income
    (loss)                                      (18,997)          89
                                              ---------    ---------
   Total shareholders' equity                   250,981      179,429
                                              ---------    ---------
   Total liabilities, minority interest and
    shareholders' equity                      $ 560,979    $ 426,379
                                              =========    =========

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                 (UNAUDITED)
           (Stated in thousands of U.S. dollars, except share and
                                per share data)

                                               For the nine-month
                                                  periods ended
                                                  September 30,
                                            -------------------------
                                                2007          2006
                                            -----------   -----------
 REVENUES

  Revenues from third parties               $   160,990   $   125,010
  Revenues from related parties                   2,952         2,700
                                            -----------   -----------
  Total revenues                                163,942       127,710
                                            -----------   -----------

 OPERATING EXPENSES

  Voyage expenses                               (38,857)      (32,728)
  Running costs                                 (53,579)      (37,475)
  Amortization of dry docking                    (5,450)       (5,993)
  Depreciation of vessels and equipment         (19,391)      (13,916)
  Management fees to related parties                 --          (511)
  Amortization of intangible assets                (589)         (393)
  Administrative and commercial expenses        (14,425)       (8,357)
  Other operating income                            578            --
                                            -----------   -----------
                                               (131,713)      (99,373)
                                            -----------   -----------
  Operating profit                               32,229        28,337
                                            -----------   -----------

 OTHER INCOME (EXPENSES)

  Financial expense                             (14,639)      (15,344)
  Net loss on FFAs                              (16,235)           --
  Financial income                                2,296           276
  Investment in affiliates                          454           674
  Other, net                                       (400)          743
                                            -----------   -----------
  Total other expenses                          (28,524)      (13,651)
                                            -----------   -----------

  Income before income taxes and minority
   interest                                       3,705        14,686

   Income taxes                                  (5,032)         (398)
   Minority interest                               (503)       (1,010)
                                            -----------   -----------
  Net (loss) income                         $    (1,830)  $    13,278
                                            ===========   ===========

   Basic net (loss) income per share        $     (0.06)  $      0.86
   Diluted net (loss) income per share      $     (0.06)  $      0.85
   Basic weighted average number of shares   31,061,380    15,500,000
   Diluted weighted average number of
    shares                                   31,061,380    15,555,475

         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                 (Stated in thousands of U.S. dollars)

                                                 For the nine-month
                                                    periods ended
                                                     September 30,
                                                ---------------------
                                                   2007        2006
                                                ---------   ---------
 CASH FLOWS FROM OPERATING ACTIVITIES

  Net (loss) income                             $  (1,830)  $  13,278

  Adjustments to reconcile net (loss) income
   to net cash provided by operating
   activities:

   Depreciation of vessels and equipment           19,391      13,916
   Amortization of dry docking                      5,450       5,993
   Expenditure for dry docking                     (4,740)     (1,188)
   Net loss on FFAs                                16,235          --
   Amortization of intangible assets                  589         393
   Share-based compensation                         1,374          --
   Note issuance expenses amortization                750         811
   Minority interest in equity of subsidiaries        503       1,010
   Net (gain) from investment in affiliates          (454)       (674)
   Allowance for doubtful accounts                    142         417
   (Gain) on disposal of assets                        --        (630)

  Changes in assets and liabilities net of
   effects from purchase of Otto Candies in
   2007 and UP Offshore (Bahamas) and
   Ravenscroft in 2006:

    Decrease (increase) in assets:
     Accounts receivable                            1,219      (7,240)
     Receivable from related parties                 (457)       (626)
     Marine and river operating supplies              (95)       (674)
     Prepaid expenses                              (2,438)     (1,648)
     Other receivables                             (1,293)     (3,005)
     Other                                            466        (264)
    Increase (decrease) in liabilities:
     Accounts payable                               2,144       3,184
     Payable to related parties                      (420)       (770)
     Other                                          6,136       3,937
                                                ---------   ---------
     Net cash provided by operating activities     42,672      26,220
                                                ---------   ---------

 CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of vessels and equipment ($16,277
   and $4,401 in 2007 and
   2006 for vessels in construction)              (89,879)    (21,293)
  Purchase of Otto Candies, net of cash
   acquired                                       (13,772)         --
  Funding cash collateral of FFAs                 (41,992)         --
  Cash settlements of FFAs                           (935)         --
  Decrease in loans to related parties                 --      11,391
  Proceeds from disposal of assets                     --       2,630
  Other                                                --         139
                                                ---------   ---------
     Net cash (used in) investing activities     (146,578)     (7,133)
                                                ---------   ---------

 CASH FLOWS FROM FINANCING ACTIVITIES

  Scheduled repayments of long-term financial
   debt                                            (5,104)     (6,184)
  Early repayment of long-term financial debt     (25,300)         --
  Payments of deferred costs related to shares
   public offering                                     --      (1,586)
  Proceeds from common shares public offering,
   net of issuance costs                           91,094          --
  Proceeds from long-term financial debt           82,244          --
  Other                                              (532)       (563)
                                                ---------   ---------
     Net cash provided by (used in) financing
      activities                                  142,402      (8,333)
                                                ---------   ---------
     Net increase in cash and cash equivalents     38,496      10,754

     Cash and cash equivalents at the
      beginning of year                         $  20,648   $   7,914
                                                ---------   ---------
     Cash and cash equivalents at the end of
      period                                    $  59,144   $  18,668
                                                ---------   ---------

 Supplemental Information

 The following table reconciles our EBITDA to our net income:

 ($000)                              Nine Months Ended September 30,
                                       2007                  2006
 Net Income (loss)                   $(1,830)              $13,278
  Plus
 Financial expense                    14,639                15,344
 Income taxes                          5,032                   398
 Depreciation and amortization        25,430                20,302

 EBITDA (a)                          $43,271               $49,322

 The following tables reconcile our EBITDA to our Operating profit
 (loss) for the nine months ended September 30, 2007 and 2006, on a consolidated and a per segment basis:

 ($000)                     Nine Months Ended September 30, 2007
                                  Offshore
                          River    Supply   Ocean  Passenger   TOTAL
 Segment operating
  profit (loss)          $ 9,262  $13,076  $11,040  $(1,149)  $32,229
 Depreciation and
  amortization             7,134    3,175   10,968    4,153    25,430
 Investment in affiliates
  / Minority interest        (72)    (519)     542                (49)
 Other, net (c)             (415)      16       27      (28)     (400)
 Net income (loss) on FFAs                 (16,235)           (16,235)

 Segment EBITDA          $15,909  $15,748  $ 6,342  $ 2,976   $40,975

 Items not included in
  segment EBITDA
 Financial income                                               2,296

 Consolidated EBITDA (b)                                      $43,271

 Adjustments:
 Unrealized non-cash loss
  on FFAs (d)                               14,315             14,315
 Adjusted Segment EBITDA  15,909  $15,748  $20,657  $ 2,976   $55,290
 Adjusted Consolidated
  EBITDA                                                      $57,586

 ($000)                  Nine Months Ended September 30, 2006
                                   Offshore
                           River    Supply   Ocean  Passenger  TOTAL

 Operating profit (loss)  $ 9,788  $ 7,914  $ 6,042  $ 4,593  $28,337
 Depreciation and
  amortization              5,879    1,400   10,792    2,231   20,302
 Investment in affiliates
  / Minority                 (317)    (171)     152              (336)
 interest
 Other, net (c)              (138)      69      812               743

 Segment EBITDA           $15,212  $ 9,212  $17,798  $ 6,824  $49,046

 Items not included in
  segment EBITDA
 Financial income                                                 276

 Consolidated EBITDA (b)                                      $49,322

  The following tables reconcile our EBITDA to our Operating profit
  (loss) for the third quarters ended September 30, 2007 and 2006, on a consolidated and a per segment basis:

 ($000)                      Third Quarter Ended September 30, 2007
                                   Offshore
                            River   Supply   Ocean   Passenger  TOTAL

 Operating profit (loss)  $ 2,311  $ 4,818  $ 4,070  $ 2,576  $13,775
 Depreciation and
  amortization              2,524    1,181    3,678    1,590    8,973
 Investment in affiliates
  / Minority interest         (90)    (181)     252        0      (19)
 Other, net (c)              (147)                         0     (147)
 Net income (loss) on FFAs                  (13,162)          (13,162)

 Segment EBITDA           $ 4,598  $ 5,818  $(5,162) $ 4,166  $ 9,420

 Items not included in
  segment EBITDA
 Financial income                                               1,056

 Consolidated EBITDA (b)                                      $10,476

 Adjustments:
 Unrealized non-cash loss
  on FFAs (d)                                11,242            11,242
 Adjusted Segment EBITDA  $ 4,598  $ 5,818  $ 6,080  $ 4,166  $20,662
 Adjusted Consolidated
  EBITDA                                                      $21,718

 ($000)                      Third Quarter Ended September 30, 2006
                                   Offshore
                           River    Supply   Ocean  Passenger  TOTAL
 Operating profit (loss)  $ 4,362  $ 3,992  $ 2,088  $ 3,452  $13,894
 Depreciation and
  amortization              1,966      748    3,496    1,105    7,315
 Investment in affiliates
  / Minority interest        (119)    (219)    (276)       0     (614)
 Other, net (c)                 0       50      631        0      681

 Segment EBITDA           $ 6,209  $ 4,571  $ 5,939  $ 4,557  $21,276

 Items not included in
  segment EBITDA
 Financial income                                                   3

 Consolidated EBITDA (b)                                      $21,279

   (a) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that
   EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in
   EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service
   indebtedness.

   (b) The reconciliation of our consolidated EBITDA to our Net income
   (loss) is set forth in the first table shown under section
   "Supplemental Information" in this filing.

   (c) Individually not significant.

   (d) At September 30, 2007 the fair market value of the FFAs, resulted in a liability to the Company of $33.5 million. The
   Company recorded an aggregate net unrealized loss of $14.3 million and a net realized loss of $1.9 million for the nine month period ended September 30, 2007, which are reflected on the Company's statement of income as Other income (expenses) - Net loss on FFAs for transactions involving FFAs, which have not been designated as hedges for accounting purposes and for the ineffective portion of the FFAs qualified as cash flow hedges for accounting purposes.

CONTACT:  The Abernathy MacGregor Group for Ultrapetrol
          Media and Investor Inquiries
          Jennifer Lattif
          1-866-820-7033